SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 8, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2005, occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	(X) Board of Directors		( ) Management	( ) Fiscal Board		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity		%
						Same Class and Type	Total
Shares	Common			35,265		0.00	0.00
Shares	Preferred			52,566		0.00	0.00
Operations in the Month
Securities / Derivatives	Stock Characteristics	Intermediary	Operation	Day	Quantity	Price (R$/1,000 shares)	Volume (R$)
Shares	Preferred	Bradescan ctv	Cession	30	1	-	-
Shares	Preferred	Bradescan ctv	Cession	30	2	-	-
Shares	Preferred	Bradescan ctv	Cession	30	2	-	-
Shares	Preferred	Bradescan ctv	Cession	30	1	-	-
Shares	Preferred	Bradescan ctv	Cession	30	2	-	-
Shares	Preferred	Bradescan ctv	Cession	30	2	-	-
Shares	Preferred	Bradescan ctv	Cession	30	1	-	-
Final Balance
Securities / Derivatives	Securities Characteristics			Quantity		%
						Same Class and Type	Total
Shares	Common			35,265		0.00	0.00
Shares	Preferred			52,577		0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2005, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		10	0.00	0.00
Shares	Preferred		19	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		10	0.00	0.00
Shares	Preferred		19	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2005, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		13,694	0.00	0.00
Shares	Preferred		13,696	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		13,694	0.00	0.00
Shares	Preferred		13,696	0.00	0.00

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics	Quantity	%
				Same Class and Type	Total
Shares		Common	418,154	0.00	0.00
Shares		Preferred	923,389	0.00	0.00
Final Balance
Securities / Derivatives		Securities Characteristics	Quantity	%
				Same Class and Type	Total
Shares		Common	418,154	0.00	0.00
Shares		Preferred	923,389	0.00	0.00

CONSOLIDATED FORM
Management and Rel ated Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2005, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		5,513	0.00	0.00
Shares	Preferred		2,030,663	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		5,513	0.00	0.00
Shares	Preferred		2,030,663	0.00	0.00

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		1	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		1	0.00	0.00

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer